SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 12, 2006

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated June 12, 2006, “Ericsson agrees to sell its defense business to Saab.”

ERICSSON AGREES TO SELL ITS DEFENSE BUSINESS TO SAAB

June 12, 2006, 08:00 (CET)

☐	Ericsson (NASDAQ: ERICY) agrees to sell its defense business, Ericsson Microwave Systems AB, and its 40 percent holding in Saab Ericsson Space to Saab.

☐	Ericsson will retain the National Security and Public Safety business.

☐	The purchase price is SEK 3.8 b. in cash.

☐	The agreement involves transfer of approximately 1,250 employees.

☐	The transaction is expected to close in September 2006.

Ericsson Microwave Systems (EMW) is a leading provider of radar, command and control systems for defense applications. In the product portfolio are e.g. the weapon locating system Arthur, the air surveillance system Giraffe and the operational airborne surveillance system Erieye.

The Ericsson defense business, that Saab is acquiring, had sales of approximately SEK 2 b. in 2005 with good profitability. In addition to the National Security and Public Safety business, Ericsson will retain parts of the Power Systems business. The retained units employ around 300 individuals.

Saab is one of the world’s leading high-tech companies, with its main operations in defense, aviation, space and civil security. In 2005, total annual sales amounted to SEK 19 b.

Carl-Henric Svanberg, President and CEO, Ericsson, says: “We are very pleased with this agreement since it gives EMW and its employees good possibilities to expand growth through Saab’s strong market presence. Also, the EMW employees will now belong to a company with this area as a core business.”

A long period of co-operation and a strong future combination

Saab and EMW have co-operated closely for a number of years. The co-operation has included Erieye and JAS 39 Gripen. The integration of EMW’s advanced radar and sensor systems creates new and long-term business opportunities for Saab.

Svanberg says: “The advanced radar development focusing on defense customers has today less synergies with Ericsson’s core business. As a result of the agreement, we will strengthen our focus on telecommunications. We are also very confident about the future prospects for the National Security and Public Safety area, which will remain within Ericsson, where the development has just recently started to take off.”

Åke Svensson, CEO, Saab Group, says: “We are delighted to welcome EMW’s very talented employees to Saab. EMW makes a perfect fit into our business and we foresee good growth opportunities going forward for the strong combined product offering.”

Furthermore, Ericsson and Saab intend to evaluate opportunities for a future co-operation between the two companies, within the area of National Security and Public Safety where the companies’ relative strengths are complementary.

Financial impacts

The results of EMW are currently reported within Other Operations, after the transaction, the results of the retained activities will instead be reported as part of the Systems Segment.

The expected capital gain of approximately SEK 3 b. is of similar magnitude as the previously announced restructuring costs, mainly related to the Marconi acquisition and the Career Change Offer in Sweden, giving a neutral effect on Ericsson’s income after financial items for 2006.

Other

The agreement also includes Ericsson’s 20 percent ownership in the IG JAS consortia, Ericsson’s shares in the joint ventures Thales EAW Systems and Ericsson Saab Surveillance Systems AB. Saab will also take over Ericsson’s ownership in Saab Ericsson Space AB.

The agreement is subject to approvals from relevant competition and defense authorities.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at: <http://www.ericsson.com/>

FOR FURTHER INFORMATION, PLEASE CONTACT

Media

Ericsson Media Relations

Phone: 46 8 719 69 92

E-mail: press.relations@ericsson.com

Investors

Ericsson Investor Relations

Phone: +46 8 719 00 00

E-mail: investor.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: June 12, 2006